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                             July 2, 2020

       David Lovatt
       Chief Executive Officer
       GenTech Holdings, Inc.
       1731 1st Avenue
       New York, NY 10128

                                                        Re: GenTech Holdings,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed June 19, 2020
                                                            File No. 024-11055

       Dear Mr. Lovatt:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Offering Statement on Form 1-A

       Cover Page

   1. We note you are offering 14.5 billion shares of common stock but your amended Articles of Incorporation
indicate that the number of authorized shares of common stock is 5 billion. Please advise
or ensure that you are not offering shares that exceed the number of authorized shares.
 David Lovatt
GenTech Holdings, Inc.
July 2, 2020
Page 2
Note 9. Subsequent Events, page F-15

2. Please tell us how you considered Rule 8-04 and 8-05 of Regulation S-X in evaluating the significance of the Sinister Labs LLC acquisition and whether you are required to include audited financial statement and pro forma information in your POS. As part of your response, provide us with the results of your significance test. Refer also to Part F/S
       (b)(7)(iii) of Regulation A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Lovatt
                                                             Division of
Corporation Finance
Comapany NameGenTech Holdings, Inc.
                                                             Office of
Technology
July 2, 2020 Page 2
cc:       William Eilers
FirstName LastName